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                                                               Exhibit (a)(1)(N)

INTEL CONFIDENTIAL
XIRCOM TENDER OFFER EXTENSION
QUESTIONS AND ANSWERS
PREPARED BY DOUG LUSK
MARCH 5, 2001

BACKGROUND: On January 15, Intel announced a definitive agreement under which Intel, through a wholly owned subsidiary, would acquire Xircom, Inc., for $25 per share in an all-cash tender offer valued at approximately $748 million. The acquisition complements Intel's existing desktop PC and server-based network access businesses by enabling Intel to provide new products for notebook and mobile computing uses.

On March 1st, Intel announced it had received the necessary U.S. and German antitrust clearances in order to proceed with closing its acquisition of Xircom. On March 2nd, Intel announced that Xircom had met certain financial obligations that were a condition for closing. The original tender offer for all outstanding shares of Xircom was originally scheduled to expire at 5 pm EST on Friday, March 2.

Intel is now announcing that the tender offer for all outstanding shares of Xircom has been extended to 5 p.m. EST, March 7. The extension is intended to allow Intel time to acquire 90 percent of outstanding shares of Xircom stock.

To-date, 24,304,947 shares of Xircom common stock have either been tendered or are owned by Intel, representing about 81 percent of outstanding shares. In addition, Notices of Guaranteed Delivery have been submitted for another 4,256,815 shares, which if delivered, would account for a total of approximately 95 percent of outstanding shares.

Intel expects to close the acquisition promptly after the expiration of the tender offer, assuming the requisite number of shares of Xircom common stock are tendered and other standard closing conditions are satisfied.

KEY MESSAGES:

o Intel is announcing that the tender offer for all outstanding shares of Xircom has been extended to 5 p.m. EST, March 7. The extension is intended to allow Intel time to acquire 90 percent of outstanding shares of Xircom stock.

o Intel expects to close the acquisition promptly after the expiration of the tender offer, assuming the requisite number of shares of Xircom common stock are tendered and other standard closing conditions are satisfied.

QUESTIONS AND ANSWERS:

Q1: WHY ARE YOU EXTENDING THE TENDER OFFER? IT APPEARS THAT YOU ALREADY HAVE 90 PERCENT OF THE SHARES?

A1: Under the merger agreement, we are permitted to extend the offer up to 10 business days in order to reach the 90 percent threshold. By reaching the 90 percent threshold we will be

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permitted to file a short form merger to acquire Xircom, which will expedite the acquisition and integration. As of the close of business on March 2, 2001, approximately 81 percent of the outstanding shares had been tendered.

An additional 4,256,815 shares are subject to Notices of Guaranteed Delivery. These shares must be delivered to the depositary within three trading days to be validly tendered. If all of these shares are delivered in accordance with the terms of the offer, approximately 95 percent of the outstanding shares will have been tendered.

Q2: WHY ARE SO MANY SHARES SUBJECT TO NOTICES OF GUARANTEED DELIVERY?

A2: On March 1 and March 2, the last two trading days prior to the expiration of the offer, approximately 5.5 million shares of Xircom were traded. As a result, many shareholders likely could not deliver the required materials to the depositary prior to the expiration of the offer. As a result, these shareholders were required to utilize the guaranteed delivery procedure in order to tender their shares.

Q3: DOES THE EXTENSION HAVE ANY EFFECT ON THE FINANCIAL CONDITIONS?

A3: No. Xircom has satisfied the financial obligations that were conditions for closing the offer. The tender continues to be subject to other standard closing conditions.

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